UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-3(b):  82.)

                                                                       Press Release
                                                             FOR IMMEDIATE RELEASE

GRUPO TELEVISA ACQUIRES EDITORIAL ATLANTIDA, S.A.

Mexico City, August 20, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that Editorial Televisa, S.A. de C.V., has signed an agreement to acquire 99.9% of the shares of Editorial Atlantida, S.A. (“Atlantida”), the leading magazine publishing company in Argentina.

Atlantida’s magazine publishing business had an annual circulation of 12.8 million copies in 2006. Its magazine portfolio includes leading brands such as Gente, the premier weekly lifestyle and entertainment magazine, Para Ti, the premier weekly beauty and fashion women’s magazine, and Billiken, the premier weekly children’s magazine. Atlantida publishes a total of eleven magazines and operates a book publishing business, interactive websites, and numerous brand-extension projects.

Mr. Constancio Vigil, the grandson of Atlantida’s founder, has more than 40 years of experience in the publishing and media businesses. He will remain as active member of the board and strategic counsel for Editorial Televisa.

Editorial Televisa has had a presence in Argentina for the past 29 years, distributes 22 magazines and has a total annual circulation of 3.2 million copies. With the Atlantida acquisition, Editorial Televisa will enhance its activities in Argentina and strengthen its position as the world’s leading Spanish-language publishing company.

Closing of the transaction remains subject to certain conditions.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution has a combined market share of  television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations Contacts:                                                                                                Media Relations Contacts:

Michel Boyance                                                                                                                      Manuel Compeán
Alejandro Eguiluz                                                                                                                  Tel: (5255) 5728 3815
María José Cevallos                                                                                                               Fax: (5255) 5728 3632
Tel: (5255) 5261-2445                                                                                                               mcompean@televisa.com.mx
Fax: (5255)5261-2494                                                                                                                http://www.televisa.com
ir@televisa.com.mx
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated August 20, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President